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                                                    Filed by Cisco Systems, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                                            Subject Company: Cisco Systems, Inc.
                                                  Commission File No.: 000-18225

PRESS CONTACT:                                  INVESTOR RELATIONS CONTACT:
Jeanette Gibson                                 Blair Christie
Cisco Systems, Inc.                             Cisco Systems, Inc.
(408) 525-8965                                  (408) 525-4856
jegibson@cisco.com                              blchrist@cisco.com

ANALYST RELATIONS CONTACT:
Art Rangel
Cisco Systems, Inc.
(408) 853-5705
arangel@cisco.com

               CISCO SYSTEMS TO ACQUIRE ARROWPOINT COMMUNICATIONS
                     Optimizing the Delivery of Web Content

      SAN JOSE, Calif., May 5, 2000 -- Cisco Systems, Inc., today announced a definitive agreement to acquire publicly traded ArrowPoint Communications, Inc. (NASDAQ: ARPT) of Acton, Massachusetts. ArrowPoint Communications is a leading provider of content switches that optimize the delivery of web content. This acquisition underscores Cisco's New World strategy to offer its customers a broad portfolio of content networking solutions to meet the growing demands for web content. Coupled with Cisco's Internet infrastructure, ArrowPoint's products will provide a new level of intelligence that will enable ISPs, Web hosting companies and other customers to create a faster, more reliable Web experience. In addition, ArrowPoint's solutions strengthen Cisco's presence in emerging markets that include ASPs (Application Service Provider), AIPs (Application Infrastructure Provider) and "dot com" companies.

   Under the terms of the agreement, Cisco will exchange 2.1218 shares of Cisco common stock for every outstanding share and option of ArrowPoint
Communications. Based on the closing

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price of $63 5/8 on May 4, 2000, this exchange ratio values the transaction at approximately $5.7 billion. This acquisition will be accounted for as a pooling of interests and is expected to be completed in the fourth quarter of Cisco's fiscal year 2000. The acquisition has been approved by the board of directors of each company and is subject to various closing conditions, including approval under the Hart-Scott-Rodino Antitrust Improvements Act and by the shareholders of ArrowPoint Communications.

      Cisco is acquiring ArrowPoint to provide its customers with a feature-rich, flexible content switching platform. ArrowPoint's unique software and hardware-based architecture enable it to support a full set of content-aware features such as URL- (Uniform Resource Locator) and cookie-based switching. These features allow ArrowPoint to deliver a new level of network services that can direct traffic based on information such as the content being requested and the frequency of the content request.

      ArrowPoint's leading software capabilities can also be integrated with existing Cisco products to meet the evolving needs of Cisco customers. ArrowPoint's products also complement the Cisco Catalyst family of high performance multilayer switching products that are deployed in the enterprise and service provider environments.

      ArrowPoint Communications was founded in 1997. The 337 employees will be led by ArrowPoint CEO Cheng Wu and will join the Public Carrier IP Group in Cisco's Service Provider Line of Business led by Senior Vice President Kevin Kennedy.

ABOUT CISCO SYSTEMS

      Cisco Systems, Inc. (NASDAQ: CSCO) is the worldwide leader in networking for the Internet. News and information are available at www.cisco.com.

                                      # # #

Cisco, Cisco Systems, and the Cisco Systems logo are registered trademarks of Cisco Systems, Inc. and/or its affiliates in the U.S. and certain other countries. All other trademarks mentioned in this document are the property of their respective owners.

Cisco Systems, Inc. ("Cisco") plans to file a Registration Statement on SEC Form S-4 in connection with the merger and ArrowPoint Communications, Inc. ("ArrowPoint") expects to mail a Proxy Statement/Prospectus to its stockholders containing information about the merger. Investors and security holders are urged to read the Registration Statement and the Proxy Statement/Prospectus carefully when they are available. The Registration Statement and the Proxy Statement/Prospectus will contain important information about Cisco, ArrowPoint, the merger and related matters. Investors and security holders will be able to obtain free copies of these documents through the web site maintained by the U.S. Securities and Exchange Commission at http//www.sec.gov.

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In addition to the Registration Statement and the Proxy Statement/Prospectus,
Cisco and ArrowPoint file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements and other information filed by Cisco and ArrowPoint at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the Commission's other public reference rooms in New York, New York and Chicago, Illinois. Please call the Commission at 1-800-SEC-0330 for further information on public reference rooms. Cisco's and ArrowPoint's filings with the Commission also are available to the public from commercial document-retrieval services and at the web site maintained by the Commission at http//www.sec.gov.


                       INFORMATION CONCERNING PARTICIPANTS

ArrowPoint, its directors, executive officers and certain members of management and employees may be soliciting proxies from ArrowPoint's stockholders in favor of the adoption of the merger agreement. Information concerning ArrowPoint's participants in the solicitation is set forth in its Registration Statement on Form S-1 (File No. 333-95509). In addition, Cisco, and certain officers of Cisco including Larry Carter, Kevin Kennedy and Amar Hanafi, may be deemed to have participated in the solicitation of proxies from ArrowPoint's stockholders in favor of the adoption of the merger agreement. Information concerning Mr. Carter is set forth in Cisco's proxy statement for its 1999 Annual Meeting. Mr. Kennedy is a Senior Vice President of Cisco and Mr. Hanafi is a Vice President of Cisco.


             BENEFITS OF MERGER TO ARROWPOINT OFFICERS AND DIRECTORS

Officers and directors of ArrowPoint will receive accelerated vesting of their stock options and restricted stock in connection with the merger. A description of these benefits is contained in ArrowPoint's registration statement on Form S-1 (No. 333-95509). In addition, certain executive officers of ArrowPoint, as a condition to the closing of the merger, will enter into employment and non-competition agreements with Cisco that will become effective upon completion of the merger. A description of the employment agreements will be contained in the Registration Statement and the Proxy Statement/Prospectus under the caption "Interests of ArrowPoint Directors, Officers and Affiliates in the Merger."

This report may contain projections or other forward-looking statements regarding future events or the future financial performance of Cisco and ArrowPoint. These projections or statements are only predictions. Actual events or results may differ materially from those in the projections or other forward-looking statements set forth herein. Among the important factors that could cause actual events to differ materially from those in the projections or other forward-looking statements are potential fluctuations in quarterly results, dependence on new product development, rapid technological and market change, acquisition strategy, manufacturing and sourcing risks, risks associated with the Internet infrastructure and regulation, volatility of stock price, international operations, financial risk management, and future growth subject to risks. Readers are referred to Cisco's Annual Report to Shareholders and Cisco's and Arrowpoint's filings with the Securities and Exchange Commission, including their most recent filings on Form 10-K and 10-Q, for a discussion of these and other important risk factors concerning Cisco and Arrowpoint and their respective operations.